EXHIBIT 8.2

January 26, 2015

Board of Directors
TrustAtlantic Financial Corporation
4801 Glenwood Avenue, Suite 500
Raleigh, North Carolina 27612

Re:	Tax Consequences—Statutory Merger of TrustAtlantic Financial Corporation with and into First Horizon Merger Sub, LLC

Ladies and Gentlemen:

We have acted as counsel to TrustAtlantic Financial Corporation, a North Carolina corporation (“TrustAtlantic”), in connection with the review and analysis of that certain registration statement (the “Registration Statement”) on Form S-4 filed by First Horizon National Corporation, a Tennessee corporation (“First Horizon”), on January 26, 2015 with the Securities and Exchange Commission (the “Commission”), which relates to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of up to 5,387,878 shares of common stock of First Horizon issuable pursuant to the Agreement and Plan of Merger dated October 21, 2014 and amended December 16, 2014, by and among First Horizon, First Horizon Merger Sub, LLC, a Tennessee limited liability company (“Merger Sub”), and TrustAtlantic (as amended, the “Merger Agreement”), pursuant to which TrustAtlantic will be merged with and into Merger Sub (the “Merger”).

This opinion is being rendered pursuant to Section 7.3(b) of the Merger Agreement and, at your request, in connection with the filing by First Horizon of the Registration Statement with the Commission. Any capitalized term used and not defined herein has the meaning given to it in the Merger Agreement and the Registration Statement.

In providing the opinion set forth below, we have relied, with your consent, upon the representations and warranties contained in and the facts described in the Merger Agreement, the Registration Statement and the proxy statement/prospectus (the “Proxy Statement/Prospectus”) contained therein, certain written representations made by officers of First Horizon and TrustAtlantic on behalf of First Horizon and TrustAtlantic, respectively, relevant to this opinion (the “Representation Letters”), and such other records, documents, and other instruments as we have deemed appropriate for the purposes of this opinion letter.

Facts

At the effective time of the Merger (the “Effective Time”), TrustAtlantic will merge with and into Merger Sub. Merger Sub will be the surviving entity in the Merger and continue its existence under the laws of the State of Tennessee, and the separate existence of TrustAtlantic will thereupon cease. Pursuant to the Merger, 75% of the shares of TrustAtlantic Common Stock (“TrustAtlantic Common Stock”) issued and outstanding (except for such shares held by holders who have properly demanded appraisal for such shares under North Carolina law), will be converted exclusively into the right to receive 1.3261 shares of common stock of First Horizon, and 25% of the shares of TrustAtlantic Common Stock issued and outstanding (except for such shares held by holders who have properly demanded appraisal for such shares under North Carolina law) will be converted exclusively into the right to receive an equivalent value in cash.

The common stock exchange ratio of 1.3261 may be adjusted in limited circumstances, as described in greater detail in the Proxy Statement/Prospectus. Each holder of TrustAtlantic Common Stock who would otherwise have been entitled to receive a fraction of a share of First Horizon common stock will receive cash (without interest) in an amount equal to such fractional part of a share of TrustAtlantic common stock multiplied by the 10-day volume weighted average price per share of First Horizon common stock immediately preceding the Effective Time.

Additional relevant facts pertaining to First Horizon, TrustAtlantic, and the Merger are set forth in the Merger Agreement and in the Representations Letters.

Assumptions

In rendering our opinion, we have relied upon the following assumptions with your permission:

1. The factual statements and representations contained in the Merger Agreement and the Representation Letters are true, correct, and complete, and will continue to be true, correct, and complete through and as of the Effective Time, and all such factual statements and representations made “to the knowledge” of any person or party or with similar qualifications are true, correct, and complete, and will continue to be true, correct, and complete through and as of the Effective Time, as if made without such qualifications. The Merger Agreement and the Representation Letters reflect all material facts relating to the Merger, First Horizon, Merger Sub, and TrustAtlantic.

2. As to all matters occurring in the future with respect to which a person or entity has represented that such person or entity expects an event or action to occur or to not occur, we have assumed that such event or action in fact will occur or will not occur in accordance with such representation.

3. The Merger will be consummated in accordance with the terms of the Merger Agreement, and none of the terms and conditions therein have been waived or modified in any respect or will be waived or modified in any respect before the Effective Time.

4. TrustAtlantic’s only outstanding stock (as that term is used in section 368 of the Internal Revenue Code of 1986, as amended (the “Code”)) as of the Effective Time will be the TrustAtlantic Common Stock.

5. At all times from the execution of the Merger Agreement through the Effective Time, Merger Sub will be a wholly owned subsidiary of First Horizon and treated as a “disregarded entity” for federal income tax purposes.

6. As to all matters with respect to which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, we have assumed that there is in fact no such plan, intention, understanding, or agreement.

7. Other than the Merger Agreement and the other agreements specifically identified by First Horizon or TrustAtlantic in their Representation Letters, there are no understandings or agreements between or among the parties or their respective affiliates that bear directly or indirectly on the Merger.

8. The parties to the Merger Agreement will report the Merger on their federal income tax returns in a manner consistent with the opinion set forth herein, and will comply with all reporting obligations with respect to the Merger required by the Code.

9. The aggregate amount of cash paid or distributed to TrustAtlantic shareholders in exchange for shares in connection with the Merger, whether by reason of exercise of statutory appraisal rights, payments in lieu of fractional shares, or payments for TrustAtlatnic shares exchanged and canceled in the Merger, will not exceed two-thirds of the value of First Horizon shares of stock issued to TrustAtlantic shareholders in the Merger.

10. All documents submitted to us as certified, conformed, or photostatic copies, and the originals of any such copies, are authentic; all such copies conform to the originals; all signatures on such documents are genuine, and the natural persons so signing possess the legal capacity to do so; and all documents submitted to us in draft or unexecuted form will be timely and validly executed without alteration in any respect.

In rendering our opinion, we have not undertaken any independent investigation or verification of any fact or matter set forth in any document or materials or any assumption upon which we have relied (including, without limitation, any statement or representation contained in the Representation Letters), and we expressly disclaim any intent, undertaking, or obligation to make any such investigation or verification.

Opinion

Based upon the foregoing and subject to (i) the completion of the proceedings being taken or contemplated to be taken pursuant to the Merger Agreement providing for the Merger, and (ii) the limitations, qualifications, and assumptions set forth herein and in the “Material U.S. Federal Income Tax Consequences of the Merger” section of the Registration Statement, we are of the opinion that (under existing law):

1. The Merger will qualify as a “reorganization” for federal income tax purposes within the meaning of section 368(a) of the Code, pursuant to section 368(a)(1)(A) of the Code.

2. In such event, the following tax consequences will result:

a. Merger Sub and TrustAtlantic each will be “a party to a reorganization” (within the meaning of section 368(b) of the Code) with respect to the Merger; and

b. No gain or loss will be recognized by holders of TrustAtlantic Common Stock who exchange their TrustAtlantic Common Stock for First Horizon common stock pursuant to the Merger, except that gain may be recognized on such TrustAtlantic shareholders’ receipt of cash as Merger consideration and gain (or loss, possibly) will be recognized on the receipt of cash in lieu of fractional shares.

Qualifications

In addition to the assumptions set forth above, this opinion is subject to the following exceptions, limitations, qualifications and caveats:

1. We express no opinion as to the laws of any jurisdiction, or of any transactions related to the Merger or contemplated by the Merger Agreement, other than the provisions of federal income tax laws under the Code and their applicability to the Merger as specified above. Our opinion is limited to the specific conclusions set forth above, and no other opinions are expressed or implied.

2. Based on your consent and agreement, our opinion is limited to the specific matters described in our opinion above, and does not address any other federal, state, local or foreign tax matters, issues, or consequences that may result from the Merger or any transaction related thereto (including any transaction undertaken in connection with the Merger). Our opinion does not deal with all aspects or details of federal taxation that may be relevant to TrustAtlantic, First Horizon, or their respective shareholders, or that may be relevant to a particular shareholder of TrustAtlantic based on his, her, or its specific tax situation. In particular, we express no opinion regarding (i) whether and the extent to which any TrustAtlantic shareholder, optionholder, or warrantholder who has provided or will provide services to First Horizon or TrustAtlantic will have compensation income under any provision of the Code; (ii) the effects of such compensation income, including, but not limited to, the effect upon the basis and holding period of the First Horizon stock or options or warrants received by any such shareholder, optionholder, or warrantholder in the Merger; (iii) the potential application of the “golden parachute” provisions (sections 280G, 3121(v)(2) and 4999), of the Code, the alternative minimum tax provisions (sections 55, 56, and 57 of the Code), sections 108, 305, 306, 341, 424, or 1244 of the Code, or the regulations promulgated under such Code provisions; (iv) other than the fact that the Merger will qualify as a reorganization within the meaning of Code section 368(a), the survival and/or availability, after the Merger, of any of the federal income tax attributes or elections of First Horizon or TrustAtlantic after application of any provision of the Code, the regulations promulgated thereunder, and judicial interpretations thereof; (v) the tax consequences of any transaction (other than the Merger) in which First Horizon’s stock or a right to acquire First Horizon’s stock was received; (vi) the tax consequences of the Merger (including the opinion set forth above) as applied to holders of options or warrants for TrustAtlantic stock or First Horizon stock, or that may be relevant to the holders of shares of TrustAtlantic Common Stock or First Horizon and/or holders of options or warrants for TrustAtlantic Common Stock who hold their shares or options or warrants as part of a “straddle” or “conversion” transaction or who are dealers in securities, foreign persons, trusts or other entities, or holders of shares acquired upon exercise of stock options or in other compensatory transactions; and (vii) the tax consequences of the Merger (including the opinion set forth above) as applied to holders of TrustAtlantic Common Stock for whom the proceeds of the Merger would have the effect of a distribution of a dividend under Code section 302 because they otherwise directly or indirectly own shares of First Horizon prior to the Merger. Certain categories of shareholders or holders of options or warrants of TrustAtlantic, such as corporate and/or foreign holders, may be subject to special rules not discussed herein.

3. The foregoing opinion is being furnished for the purpose referred to in the first and second paragraphs of this letter, and, except as noted below, this letter is not to be used or relied upon for any other purpose without our prior written consent in each instance. The opinion set forth herein is made as of the date hereof, and we assume no obligation to supplement this opinion if any applicable laws change after the date hereof or if we become aware after the date hereof of any facts that might change the opinion expressed herein. Unless the prior written consent of our firm is obtained, this opinion is not to be quoted or otherwise referred to in any report, proxy statement, or registration statement, nor is it to be filed with or furnished to any governmental agency or other person, except as otherwise set forth in this opinion or as required by law.

4. This opinion represents our best legal judgment as of the date hereof, but it has no binding effect or official status of any kind. This opinion is based on current provisions of the Code and Treasury Regulations promulgated thereunder, pertinent judicial authorities, published rulings and other administrative pronouncements of the Internal Revenue Service, and such other authorities as we have considered relevant as of the date hereof. It should be noted that statutes, regulations, judicial decisions, and administrative pronouncements are subject to change at any time, in certain circumstances with retroactive effect. Any change in applicable laws or the facts and circumstances surrounding the Merger or any inaccuracy in the factual statements, representations, or warranties upon which we have relied, including those contained in the Merger Agreement or the Representation Letters, may affect the continuing validity of the opinion set forth herein. Any material defect in any assumption or representation on which we have relied would adversely affect our opinion.

5. An opinion of counsel is not binding upon the Internal Revenue Service or the courts. There can be no assurance that the Internal Revenue Service will agree with the opinion set forth herein, or that if challenged by the Internal Revenue Service, the conclusions set forth in this opinion will be sustained by the court. No ruling has been or will be sought from the Internal Revenue Service as to the federal tax consequences of the Merger.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the references therein to our firm. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations promulgated thereunder by the Commission.

Very truly yours,

WYRICK ROBBINS YATES & PONTON LLP

/s/ WYRICK ROBBINS YATES & PONTON LLP